SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

Consolidated Financial Information

Petróleo Brasileiro S.A. – Petrobras and Subsidiaries

March 31, 2004 and 2003
with Independent Accountants’ Report

PETRÓLEO BRASILEIRO S.A. – PETROBRAS AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
PETRÓLEO BRASILEIRO S.A. - PETROBRAS:

We have reviewed the consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries as of March 31, 2004 and the related consolidated statements of income, cash flows and shareholders' equity for the three-month period ended March 31, 2004. These financial statements are the responsibility of the Company's management. The consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries at March 31, 2003 (not presented herein) and the related consolidated statements of income, cash flows and shareholders' equity for the three-month period then ended were reviewed by other independent accountants whose report (dated May 14, 2003) stated that they were not aware of any material modifications that should be made to those statements for them to be in conformity with U.S. generally accepted accounting principles.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements as of March 31, 2004 and for the three-month period then ended, for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS. and subsidiaries as of December 31, 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended (not presented herein), and in our report dated February 13, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S/S

Paulo José Machado
Partner

Rio de Janeiro, Brazil
May 7, 2004

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2004 and December 31, 2003
Expressed in Millions of United States Dollars

	March 31,	December 31,
	2004	2003

	(unaudited)
Assets

Current assets
Cash and cash equivalents	8,104	9,610
Accounts receivable, net	3,008	2,905
Inventories (Note 5)	3,440	2,947
Deferred income tax	231	256
Recoverable taxes	1,100	917
Advances to suppliers	548	504
Other current assets	834	761

	17,265	17,900

Property, plant and equipment, net	31,193	30,805

Investments in non-consolidated companies and other investments	1,283	1,173

Other assets
Accounts receivable, net	618	528
Advances to suppliers	440	416
Petroleum and alcohol account – receivable
from Federal Government (Note 6)	238	239
Government securities	287	283
Marketable securities	341	340
Restricted deposits for legal proceedings and guarantees	562	543
Recoverable taxes	477	467
Goodwill in PEPSA and PELSA (Note 13)	183	183
Prepaid expenses	215	190
Other assets	680	545

	4,041	3,734

Total assets	53,782	53,612

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
March 31, 2004 and December 31, 2003
Expressed in Millions of United States Dollars

	March 31,	December 31,
	2004	2003

	(unaudited)
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	2,532	2,261
Income tax	290	148
Taxes payable, other than income taxes	2,092	2,157
Short-term debt (Note 7)	759	1,329
Current portion of long-term debt (Note 7)	1,256	1,145
Current portion of project financings (Note 9)	1,064	842
Current portion of capital lease obligations (Note 10)	341	378
Accrued interest	209	181
Dividends and interest on capital payable	830	1,139
Contingencies (Note 14)	65	84
Payroll and related charges	538	581
Advances from customers	237	258
Ventures under consortium agreements	153	166
Employee benefits obligation - Pension	116	160
Other payables and accruals	462	392

	10,944	11,221

Long-term liabilities
Long-term debt (Note 7)	11,879	11,888
Project financings (Note 9)	4,844	5,066
Employee benefits obligation - Pension	2,025	1,895
Employee benefits obligation - Health care	1,665	1,580
Capital lease obligations (Note 10)	1,195	1,242
Deferred income tax	1,202	1,122
Provision for abandonment of wells	401	396
Thermoelectric liabilities (Note 2)	1,130	1,142
Contingencies (Note 14)	221	271
Other liabilities	285	270

	24,847	24,872

Minority interest	395	367

Shareholders’ equity
Shares authorized and issued (Note 12)
Preferred share - 2003 - 462,369,507 shares (2002 - 451,935,669 shares)	4,772	2,973
Common share - 2003 and 2002 - 634,168,418 shares	6,929	4,289
Capital reserve (Note 12)	119	118
Retained earnings
Appropriated (Note 12)	6,145	10,696
Unappropriated	15,548	14,957
Accumulated other comprehensive income
Cumulative translation adjustments	(14,528)	(14,450)
Amounts not recognized as net periodic pension cost, net of tax	(1,578)	(1,588)
Unrealized gains (losses) on securities, net of tax	189	157

	17,596	17,152

Total liabilities and shareholders’ equity	53,782	53,612

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
March 31, 2004 and 2003
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Three-month period ended March 31,

	2004	2003

Sales of products and services	11,176	9,578
Less:
Value-added and other taxes on sales and services	(1,759)	(1,387)
Contribution of intervention in the economic domain charge – CIDE	(1,482)	(1,148)

Net operating revenues	7,935	7,043

Cost of sales	4,058	3,092
Depreciation, depletion and amortization	533	413
Exploration, including exploratory dry holes	123	67
Selling, general and administrative expenses	571	460
Research and development expenses	52	45

Total costs and expenses	5,337	4,077

Equity in results of non-consolidated companies	54	11
Financial income (Note 8)	146	227
Financial expense (Note 8)	(507)	(252)
Monetary and exchange variation on monetary assets and liabilities, net (Note 8)	(26)	181
Employee benefit expense	(160)	(116)
Other taxes	(101)	(67)
Other expenses, net	(103)	(296)

	(697)	(312)

Income before income taxes and minority interest and accounting change	1,901	2,654

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)
March 31, 2004 and 2003
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Three-month period ended March 31,

	2004	2003

Income tax expense (Note 4)
Current	(594)	(916)
Deferred	37	(67)

	(557)	(983)

Minority interest in results of consolidated subsidiaries	(7)	(59)

Income before effect of change in accounting principle	1,337	1,612

Cumulative effect of change in accounting principle, net of taxes	-	697

Net income for the period	1,337	2,309

Net income applicable to each class of shares
Common/ADS	773	1,336
Preferred/ADS	564	973

Net income for the period	1,337	2,309

Basic and diluted earnings per share (Note 12)
Common/ADS and Preferred/ADS
Before effect of change in accounting principle	1.22	1.47
After effect of change in accounting principle	1.22	2.11

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	461,802,497

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
March 31, 2004 and 2003
Expressed in Millions of United States Dollars
(Unaudited)

	Three-month period ended March 31,

	2004	2003

Cash flows from operating activities
Net income for the period	1,337	2,309
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	606	317
Loss on sale of property, plant and equipment	166	34
Foreign exchange and monetary loss (gain)	131	92
Cumulative effect of change in accounting principle, net of taxes		(697)
Others	(85)	122

Decrease (increase) in assets:
Accounts receivable, net	(183)	(211)
Inventories	(474)	(366)
Recoverable taxes	(189)	(42)
Advances to suppliers	(62)	(90)
Others	(135)	(123)

Increase (decrease) in liabilities
Trade accounts payable	264	(95)
Taxes payable	63	756
Cotingencies	(69)	120
Other liabilities	171	130

Net cash provided by operating activities	1,541	2,256

Cash flows from investing activities
Additions to property, plant and equipment	(1,323)	(875)
Investments in thermoelectric	-	(163)
Others	(49)	(29)

Net cash used in investing activities	(1,372)	(1,067)

Cash flows from financing activities
Short-term debt, net of issuances and repayments	(470)	137
Proceeds from issuance of long-term debt	346	434
Principal payments on long-term debt	(431)	(309)
Payment of finance lease obligations	(103)	(104)
Dividends paid to shareholders	(1,054)	(332)
Other	6	(12)

Net cash used in financing activities	(1,706)	(186)

Increase (decrease) in cash and cash equivalents	(1,537)	1,003
Effect of exchange rate changes on cash and cash equivalents	31	197
Cash and cash equivalents at beginning of period	9,610	3,301

Cash and cash equivalents at end of period	8,104	4,501

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
March 31, 2004 and 2003
Expressed in Millions of United States Dollars (except per-share amounts)
(Unaudited)

	Three-month period ended March 31,

	2004	2003

Preferred shares
Balance at January 1	2,973	2,459
Capital increase with issue of preferred shares	-	122
Capital increase with undistributed earnings reserve	1,799	384

Balance at March 31	4,772	2,965

Common shares
Balance at January 1	4,289	3,761
Capital increase with undistributed earnings reserve	2,640	528

Balance at March 31	6,929	4,289

Capital reserve – fiscal incentive
Balance at January 1	118	89
Transfer from unappropriated retained earnings	1	5

Balance at March 31	119	94

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at January 1	(14,450)	(17,306)
Change in the period	(78)	559

Balance at March 31	(14,528)	(16,747)

Amounts not recognized as net periodic pension cost
Balance at January 1	(1,588)	(1,361)
Decrease (increase) in additional minimum liability	15	(111)
Tax effect on above	(5)	38

Balance at March 31	(1,578)	(1,434)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Continued)
March 31, 2004 and 2003
Expressed in Millions of United States Dollars (except per-share amounts)
(Unaudited)

	Three-month period ended March 31,

	2004	2003

Unrecognized gains (losses) on securities
Balance at January 1	157	(11)
Unrealized gains	48	5
Tax effect on above	(16)	(1)

Balance at March 31	189	(7)

Appropriated retained earnings

Legal reserve
Balance at January 1	1,089	643
Transfer to (from) unappropriated retained earnings, net of gain or loss on translation	(7)	34

Balance at March 31	1,082	677

Undistributed earnings reserve
Balance at January 1	9,372	4,778
Capital increase	(4,439)	(912)
Transfer to (from )unappropriated retained earnings, net of gain or loss on translation	(103)	244

Balance at March 31	4,830	4,110

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Continued)
March 31, 2004 and 2003
Expressed in Millions of United States Dollars (except per-share amounts)
(Unaudited)

	Three-month period ended March 31,

	2004	2003

Statytory reserve
Balance at January 1	235	164
Transfer to (from) unappropriated retained earnings, net of
gain or loss on translation	(2)	9

Balance at March 31	233	173

Total appropriated retained earnings	6,145	4,960

Unappropriated retained earnings

Balance at January 1	14,957	16,085
Net income for the period	1,337	2,309
Dividends (per share: 2004 - US$ 0.78 to common and preferred shares;
2003 - US$ 0.47 to common and preferred shares) (Note 12)	(857)	(510)
Appropriation from (to) fiscal incentive reserves	(1)	(5)
Appropriation from (to)reserves	112	(287)

Balance at March 31	15,548	17,592

Total shareholders' equity	17,596	11,712

Comprehensive income is comprised as follows:

Net income for the period	1,337	2,309
Cumulative translation adjustments	(78)	559
Amounts not recognized as net periodic pension cost	10	(73)
Unrealized gain on available-for-sale securities	32	4

Total comprehensive income	1,301	2,799

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)

1. Basis of financial statements preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - PETROBRAS (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). Although certain information normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted, management believes that the disclosures are adequate to make the information presented not misleading. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003 and the notes thereto.

The consolidated financial statements as of March 31, 2004 and for the three-month period ended March 31, of 2004 and 2003, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2004.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Accounting changes

a) Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities

The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities in January of 2003. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities disclosed by enterprises that do not control them through a majority voting interest.

This interpretation was applied immediately to variable interests entities created after January 31, 2003. For variable interests in special purpose entities created before February 1, 2003, FIN 46 was adopted at December 31, 2003. For variable interests in operating entities, FIN 46 must be adopted in the first quarter of 2004.

2. Accounting changes (continued)

a) Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities (Continued)

The Company adopts FIN 46 in its December 31, 2003 annual financial statements, for variable interest in special purpose entities. Such adoption resulted in the full consolidation of a number of special purpose entities related to project financing arrangements and three thermoelectrics plants that had been previously accounted as capital leases. Their consolidation did not have a significant impact on the Company’s financial condition or operating results.

Furthermore, the adoption of FIN 46 resulted in the consolidation of others three thermoelectrics plants where PETROBRAS has contracts to bear risks in the energy market. The effect of the consolidation of the balance sheets of these three thermoelectrics at December 31, 2003 was an increase in fixed assets of US$ 1,142 and an increase in liabilities of US$ 1,142. Results of operations for these companies were consolidated beginning January 1, 2004, and generated a net loss during the first quarter of 2004 in the amount of U.S.$ 114.

The Company has determined that it has no variable interests in operating entities and thus has not consolidated additional entitites in the first quarter of 2004.

b) SFAS No. 143 - Accounting for asset retirement obligations

As of January 1, 2003, PETROBRAS adopted SFAS No. 143 - Accounting for Asset Retirement Obligations ("SFAS 143"). The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was an after-tax income of US$ 697 (net of US$ 359 deferred income tax effects).

3. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company's executive officers.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign Currency Risk Management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero cost foreign exchange collars to implement this strategy.

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately U.S.$ 470. The Company does not use hedge accounting for these derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

As of December 31, 2003, the Company had a fair value asset of U.S.$ 26 associated with its EURO zero cost collar contracts. As of March 31, 2004 the Company had a fair value asset of U.S.$ 21 associated with its Euro zero cost collar contracts. The yen collar expired in 2003.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Commodity Price Risk Management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude future contracts are marked to market and related gains and losses are recognized currently into earnings, irrespective of when physical crude sales occur. During the three-month periods ended March 31, 2004 and 2003, the Company carried out economic hedging activities on 50.0% and 28.5%, respectively, of its total traded volume (imports and exports). The open positions on the futures market, compared to spot market value, resulted in a loss of U.S.$ 8 and loss of U.S.$ 13 during the three-month period ended March 31, 2004 and 2003, respectively.

c) Interest Rate Risk Management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce exposure to interest rate fluctuations and may use these financial instruments in the future.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Risk Management Activity at PEPSA

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PEPSA qualifies for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments.

4. Income taxes

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in this consolidated financial statements.

	Three-month period ended

	2004	2003

Income before income taxes, minority interest and accounting changes	1,901	2,654

Tax expense at statutory rates	(646)	(902)
Adjustments to derive effective tax rate:
Non-deductible postretirement and health-benefits	(36)	(23)
Tax benefit on interest on shareholders’ equity	139	-
Income taxes regarding abandonment liabilities adjustments
related to the year ended December 31, 2002	-	(43)
Others	(14)	(15)

Income tax expense per consolidated statement of income	(557)	(983)

5. Inventories

	March 31,	December 31,
	2004	2003

Products
Oil products	1,094	858
Fuel alcohol	51	67

	1,145	925

Raw materials, mainly crude oil	1,473	1,280
Materials and supplies	753	708
Others	69	34

	3,440	2,947

6. Receivable from Federal Government

a) Deregulation of the Brazilian fuel market

In accordance with the Petroleum Law and subsequent legislation, the fuel market in Brazil was deregulated in its entirety as of January 1, 2002. Therefore, as of that date, the Petroleum and Alcohol account would no longer be used to reimburse expenses in connection with the Federal Government’s regulation of the prices of oil products and fuel alcohol. Accordingly, the Petroleum and Alcohol account will only include changes in amounts with triggering events having occurred before December 31, 2001, in accordance with Law No. 10,453, of May 13, 2002, and ANP regulations.

b) Changes in the petroleum and alcohol account

The following summarizes the changes in the Petroleum and Alcohol Account for the period ended March 31, 2004:

Three-month period
ended March 31,
2004

Opening balance	239
Financial income	1
Translation loss	(2)

Ending balance	238

6. Receivable from Federal Government (Continued)

c) Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998.

The changes in the Petroleum and Alcohol Account in the period July 1, 1998 to December 20, 2002 are subject to audits by the ANP. The results of the audit will be the basis for the settlement of the account with the Federal Government.

The settlement of the account with the Federal Government should have been completed by December 31, 2002, according to the provisions of Law No. 10,453 of May 13, 2002, amended by Decree No. 4,491 of November 29, 2002. On June 26, 2003 Provisional Measure 123, article 11, which was converted to Law No. 10,742 dated October 6, 2003, extended the term of settlement of accounts involving reciprocal debits and credits between PETROBRAS and the Federal Government to June 30, 2004, and in so doing, automatically extending the term for certification of the outstanding balance in the Petroleum and Alcohol Account.

d) National Treasury Bonds Series H (NTN-H)

On June 30, 1998, the Company and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of the Company to support the balance of the Petroleum and Alcohol account. On June 27, 2003, the National Treasury Secretary issued Administrative Instruction 348, authorizing the cancellation of 138,791 NTN-H, which expired on June 30, 2003 and were held in guarantee of payment of an outstanding balance in the Petroleum and Alcohol Account and the issue of new 138,791 NTN-H, with the same terms as the cancelled bonds but expiring on June 30, 2004. The value of the outstanding bonds at March 31, 2004 was US$ 59, at which time the balance of the Petroleum and Alcohol Account was US$ 238. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

The Brazilian Government, upon the Company’s consent, can effect the cancellation of all or a portion of the bonds’ outstanding balance. The NTN-H will mature on June 30, 2004 and currently PETROBRAS has no other rights on those bonds; withdrawal or transfers are not allowed.

7. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	March 31,	December 31,
	2004	2003

Import - oil and equipment	597	872
Working capital	162	447
Others		10

	759	1,329

b) Long-term debt

•    Composition
	March 31,	December 31,
	2004	2003

Foreign currency
Notes	5,626	5,462
Financial institutions	3,547	3,591
Sale of future receivables	1,753	1,767
Suppliers’ credits	748	728
Senior exchangeable notes	339	338
Repurchased securities (1)	(282)	(207)

	11,731	11,679

Local currency
Debentures	679	666
National Economic and Social Development
Bank – BNDES	387	358
Debentures – (related party)	252	262
Others	86	68

	1,404	1,354

Total	13,135	13,033
Current portion of long-term debt	(1,256)	(1,145)

	11,879	11,888

(1)

At March 31, 2004 and December 31, 2003, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies in the total amount of US$ 1,007 and US$ 920, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, US$ 282 and US$ 207, respectively, and project finance, US$ 725 and US$ 713, respectiverly. See also Note 9.

7. Financings (Continued)

b) Long-term debt (Continued)

•    Composition of foreign currency denominated debt by currency
	March 31,	December 31,
	2004	2003

Currencies
United States dollars	10,692	10,621
Japanese Yen	611	628
EURO	427	429
Others	1	1

	11,731	11,679

•    Maturities of the principal of long-term debt

The long-term portion at March 31, 2004 becomes due in the following years:

2005	1,020
2006	1,339
2007	2,008
2008	1,327
2009	657
2010 and thereafter	5,528

11,879

•    Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	March 31,	December 31,
	2004	2003

Foreign currency
6% or less	4,344	4,365
Over 6% to 8%	2,180	2,154
Over 8% to 10%	5,069	4,990
Over 10% to 15%	138	170

	11,731	11,679

Local currency
6% or less	680	668
Over 6% to 8%
Over 10% to 15%	724	686

	1,404	1,354

	13,135	13,033

8. Financial income (expenses), net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the three-month period ended March 31, 2004 and 2003 are shown as follows:

	Three-month period ended March 31,

	2004	2003

Financial expenses
Loans and financings	(348)	(141)
Capitalized interest	64	25
Leasing	(16)	(28)
Project financing	(82)	(64)
Other (*)	(125)	(44)

	(507)	(252)
Financial income
Investments	80	155
Advances to suppliers	8	11
Government Securities	5	5
Other	53	56

	146	227

Monetary and exchange variation
Monetary and exchange variation on monetary assets	38	(637)
Monetary and exchange variation on monetary liabilities	(64)	818

	(26)	181

	(387)	156

(*)	Includes US$ 61 related to hedge held by PEPSA.

9. Project financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects.

Prior to December 31, 2003, the Company’s arrangements with respect to these projects were considered capital leasing transactions for accounting purposes. Effective December 31, 2003, the Company adopted FIN 46 and the project financing special purpose entities were consolidated on a line by line basis. Thus at March 31, 2004 and December 31, 2003, the project finance obligation represents the debt of the consolidated SPE with the third party lender.

9. Project financings (Continued)

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at March 31, 2004 and December 31, 2003:

	March 31,	December 31,
	2004	2003

Barracuda/Caratinga	2,605	2,555
Cabiúnas	809	857
Espadarte/Voador/Marimbá (EVM)	834	826
Marlim	696	680
Nova Marlim	504	475
Albacora	87	126
Pargo, Carapeba, Garoupa and Cherne (PCGC)	67	76
Malhas project	290	286
Langstrand Holdings S.A.	701	700
PDET ONSHORE	40	40
Repurchased securities	(725)	(713)

	5,908	5,908
Current portion of project financings	(1,064)	(842)

	4,844	5,066

At March 31, 2004, the long-term portion of project financings becomes due in the following years:

2005	1,135
2006	831
2007	1,204
2008	562
2009	393
2010 and thereafter	719

4,844

As of March 31, 2004, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Cabiúnas	182
Nova Transportadora do Sudeste – NTS	366
Nova Transportadora do Nordeste – NTN	466

1,014

10. Capital leases

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At March 31, 2004, these assets had a net book value of US$ 1,714 (US$ 1,749 at December 31, 2003).

The following is a schedule by year of the future minimum lease payments at March 31, 2004:

2004	227
2005	310
2006	268
2007	267
2008	222
2009	206
2010 and thereafter	400

Estimated future lease payments	1,900

Less amount representing interest at 6.2% to 12.0% annual	(359)
Less amount representing executory costs	(5)

Present value of minimum lease payments	1,536
Less current portion	(341)

Long-term portion	1,195

11. Thermoelectric plant obligations

As a result of adopting FIN 46 at December 31, 2003, the Company now consolidates six thermoelectric plants. Previously, three of these thermoelectric were accounted for as capital leases, while the other three were considered contractual obligations concerning third-party interests, with amounts equal to contingency payments required to be funded under the contracts recognized to the extent the related payments are deemed probable and can be estimated in accordance with the provisions of SFAS 5.

At December 31, 2003 as a result of adoption of FIN 46, the Company has consolidated the thermoelectric plants and recognized a corresponding liability. Thus, it is no longer necessary to recognize any additional liability for future payments expected to be made under the agreements with the sponsors of the thermoelectric plants. The Company will recognize any losses from operations of the plant if and when incurred. At March 31, 2004, the Company recognize losses related to our energy business amounted to US$ 114.

12. Shareholders’ equity

The Company’s subscribed and fully paid-in capital at March 31, 2004 and December 31, 2003 consisted of 634,168,418 common shares and 462,369,507 preferred shares.

On January 29, 2003, the Board of Directors of the Company, approved the issuance of 9,866,828 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of US$ 12.38 (R$ 45.08) per share. As a result, the capital of the Company increased by US$ 122.

At the Ordinary General Meeting held on March 29, 2004, the management of PETROBRAS approved an increase in the Company’s capital to US$ 11,701, through the capitalization of part of revenue reserves accrued during previous financial years, in the amount of US$ 4,439, and without the issuance of new shares, in accordance with article 169, paragraph 1, and article 199 of Law No. 6.404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

The Ordinary General Meeting held on March 29, 2004 also approved an increase in the Company’s authorized capital (paragraph 1, article 4, of the Company’s by-laws) from R$30.000 million to R$ 60.000 million, through the issuance of up to 200.000.000 (two hundred million) preferred shares for payment in cash, assets and credit capitalization.

The dividends related to the fiscal year ended December 31, 2003, approved at the Ordinary General Meeting held on March 29, 2004, in the amount of US$ 857 (excluding the portion of interest on stockholders’ equity which was made available to shareholders on February 13, 2004), will be made available to shareholders on May 28, 2004.

12. Shareholders’ equity (Continued)

Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended March 31,

	2004	2003

Income before effect of change in accounting principle	1,337	1,612
Cumulative effect of change in accounting principle,net of taxes	-	697

Net income for the period	1,337	2,309
Less priority preferred share dividends	(242)	(83)
Less common shares dividends, up to the priority preferred shares
dividends on a per-share basis	(332)	(113)

Remaining net income to be equally allocated to common and preferred
shares	763	2,113

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	461,802,497

Basic and diluted earnings per share
Common and Preferred
Before effect of change in accounting principle	1.22	1.47
After effect of change in accounting principle	1.22	2.11

13. International acquisitions

a) Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.)

On October 17, 2002, the Company signed the Final Share Acquisition Agreement completing the acquisition of a controlling interest PEPSA and PELSA.

On May 13, 2003, the Argentine antitrust agency approved the purchase of 58.62% of the capital stock of PEPSA and 39.67% of the capital stock of PELSA. As a result of the purchase of a 39.67% interest in the capital stock of PELSA, together with the purchase of 18.87% of PEPSA’s interest in the capital stock of PELSA, the Company has a controlling interest in PELSA equal to 50.73% and thus has consolidated the entity.

13. International acquisitions (Continued)

a) Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.) (Continued)

The purchase price to be paid for PEPSA and PELSA was based on an economic valuation model of expected future earnings of those companies, which considered relevant factors, including the potential effects of the economic situation of Argentina. The Company paid US$ 739 in cash and US$ 338 in bonds to the Perez Companc family for the shares of PEPSA and PELSA.

The acquisition was consummated principally to expand PETROBRAS operations into geographical markets where the Company had little activity. Through the acquisition of PEPSA and PELSA, PETROBRAS was able to gain immediate access to the Argentine market and brand recognition. The goodwill of US$ 183 generated by the transaction is attributed principally to downstream activities.

The acquisition of PEPSA and PELSA was recorded using the purchase method of accounting and the financial statements of PEPSA and PELSA were included in the consolidated PETROBRAS financial statements, beginning on May 13, 2003. The purchase price for PEPSA and PELSA was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers.

PEPSA operates principally in the areas of oil field exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals. Its activities are primarily based in Argentina, but PEPSA also operates in Bolivia, Brazil, Ecuador, Peru and Venezuela. PELSA operates primarily in the oil and gas exploration and production industry in Argentina.

13. International acquisitions (Continued)

a) Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.) (Continued)

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and PELSA had occurred at the beginning of the periods presented.

Consolidated income statements data for the three month period ended March 31, 2003

	As reported	Pro forma (unaudited)

Net operating revenues	7,043	7,370
Costs and expenses	(4,077)	(4,298)
Financial income, net	156	19
Others	(468)	(462)
Income tax expense	(983)	(958)
Minority interest	(59)	(68)
Cumulative effect of change in accounting principles,
net of taxes	697	700
Net income for the period	2,309	2,303
Basic and diluted earnings per share	2.11	2.10

14. Commitments and contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not predictable.

14. Commitments and contingencies (Continued)

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by nature of claim:

	March 31,	December 31,
	2004	2003

Labor claims	20	22
Tax claims	37	39
Civil claims	93	90
Commercials claims and other contingencies	61	109

	211	260

Contingencies for joint liability	75	95

Total	286	355

Current Contingencies	(65)	(84)

Long-term Contingencies	221	271

As of March 31, 2004 and December 31, 2003, in accordance with Brazilian law, the Company had paid US$ 562 and US$ 543, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

On November 23, 1992, PORTO SEGURO IMÓVEIS LTDA., a minority shareholder of PETROQUISA, filed a suit against PETROBRAS in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by PETROQUISA in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

In this suit, the plaintiff claims that PETROBRAS, as the majority shareholder in PETROQUISA, should be obliged to reinstate the “loss” caused to the net worth of PETROQUISA, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14 of 1997 that considered PETROBRAS liable with respect to PETROQUISA for losses and damages in an amount equivalent to US$ 3,406.

14. Commitments and contingencies (Continued)

a) Litigation (Continued)

In addition to this amount, PETROBRAS was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to PETROQUISA and PETROBRAS holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. PETROBRAS filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted PETROBRAS’ appeal to reverse the judgment and ruled the plaintiff’s case to be without grounds, the revising judge’s decision that held the case to be partially with grounds to reduce the amount of compensation to US$ 1,538 being overruled. Against this decision, Porto Seguro filed another appeal (motion to reverse or annul) with the State Court of Rio de Janeiro and the Fourth Civil Court handed down a unanimous decision on March 30, 2004 requiring PETROBRAS to indemnify PETROQUISA and Porto Seguro the amounts of US$ 1,538 and US$ 384 respectively (the latter representing 5% in premium and 20% in attorney’s fees). In view of this decision, PETROBRAS will file special and extraordinary appeals with the Superior Court of Justice and the Supreme Court respectively. Based on its legal counsels advice, PETROBRAS’ Administration does not expect to obtain an unfavorable decision in the case and assesses the risk of loss to be possible.

b) Notification from the INSS - joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

The Company made a provision for this contingency in the amount of US$ 105 at December 31, 2002, as it considers the chance of success in a defense filed against the INSS to be remote.

14. Commitments and contingencies (Continued)

b) Notification from the INSS - joint liability (Continued)

On September 29, 2003, the Company received additional INSS tax assessments related to the joint liability for irregularities in presentation of contractors’ documentation related to periods subsequent to past notifications. At December 31, 2003 the balance of contingencies associated with this joint liability was US$ 193. Of the total amount provisioned, PETROBRAS disbursed US$ 118, US$ 20 of which in the first quarter of 2004, referring to administrative suits filed by the INSS claiming the Company’s joint liability.

Internally, procedures were revised to improve the inspection of contracts and require the presentation of documents, as stipulated in the legislation, to substantiate the payment of INSS amounts due by contractors. PETROBRAS continues to analyze each tax assessment received in order to recover amounts, as permitted through administrative processes of the INSS.

c) Tax assessments - internal revenue service of Rio de Janeiro

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

The Company disagrees with the Internal Revenue Service’s interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that, in the context of its judgment with respect to the IPI (Federal VAT) tax, offshore platforms are to be classified as sea-going vessels. Additionally, the 1994 and 1999 Income Tax Regulations support the “non-taxation” (RIR/1994) and the “zero tax rate” (RIR/1999) for the remittances in question.

14. Commitments and contingencies (Continued)

c) Tax assessments - internal revenue service of Rio de Janeiro (Continued)

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R$ 3,064 million (US$ 1,066) covering the period from 1999 to 2002.

Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$ 93 million (US$ 32) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal. According to the fiscal authorities, the Company should have withheld that tax, incident on remittances made to abroad for payment of the hiring of vessels of the mobile platform type, used in oil exploration and production.

PETROBRAS has defended itself against these tax assessments: i) the smaller in value has been confirmed by the first administrative level, and the corresponding appeal has been already filed by the Company, and waits judgment; ii) no first level decision has been issued so far with regard to the other one, with greater value. Based on its legal counsels advice, the Company’s Administration does not expect to obtain an unfavorable decision in this case, and thus has assessed risk of loss to be possible.

d) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO - (Programa de Excelência em Getão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$ 2,513 from 2000 to March 31, 2004 under this program.

During the period ended March 31, 2004 and 2003 the Company made expenditures of approximately US$ 133 and US$ 153 respectively, under this program, including US$ 33 and US$ 69 through the Programa de Integridade de Dutos (Pipeline Integrity Program) through which it conducts inspections of, and improvements to, the Company’s pipelines.

15. Segment information

The following presents the Company's assets by segment:

	As of March 31, 2004

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,067	5,732	742	1,739	1,226	7,338	(1,579)	17,265

Cash and cash equivalents	973	566	135	460	22	5,948		8,104
Other current assets	1,094	5,166	607	1,279	1,204	1,390	(1,579)	9,161

Investments in non-consolidated
companies and other investments	8	516	179	478	22	80	-	1,283

Property, plant and equipment, net	17,030	5,052	4,128	4,189	454	361	(21)	31,193

Non current assets	1,094	321	867	335	195	5,249	(4,020)	4,041

Petroleum and Alcohol Account	-	-	-	-	-	238	-	238
Government securities	-	2	-	-	-	285	-	287
Other assets	1,094	319	867	335	195	4,726	(4,020)	3,516

Total assets	20,199	11,621	5,916	6,741	1,897	13,028	(5,620)	53,782

15. Segment information (Continued)

	As of March 31, 2004

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	781	475	222	78	672	(489)	1,739

Cash and cash equivalents	138	31	1	6	284	-	460
Other current assets	643	444	221	72	388	(489)	1,279

Investments in non-consolidated companies
and other investments	121	35	197	-	125	-	478

Property, plant and equipment, net	3,310	534	209	86	44	6	4,189

Non current assets	245	10	1	9	1,666	(1,596)	335

Other assets	245	10	1	9	1,666	(1,596)	335

Total assets	4,457	1,054	629	173	2,507	(2,079)	6,741

15. Segment information (Continued)

	As of December 31, 2003

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,057	4,871	528	1,738	1,208	9,466	(1,968)	17,900

Cash and cash equivalents	1,042	575	109	445	33	7,406		9,610
Other current assets	1,015	4,296	419	1,293	1,175	2,060	(1,968)	8,290

Investments in non-consolidated
companies and other investments	6	463	151	449	22	82	-	1,173

Property, plant and equipment, net	16,742	4,980	4,174	4,181	442	336	(50)	30,805

Non current assets	970	285	751	306	208	4,479	(3,265)	3,734

Petroleum and Alcohol Account						239		239
Government securities						283		283
Other assets	970	285	751	306	208	3,957	(3,265)	3,212

Total assets	19,775	10,599	5,604	6,674	1,880	14,363	(5,283)	53,612

15. Segment information (Continued)

	As of December 31, 2003

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	806	463	167	71	670	(439)	1,738

Cash and cash equivalents	178	42	4	5	216		445
Other current assets	628	421	163	66	454	(439)	1,293

Investments in non-consolidated companies
and other investments	128	121	199	-	1	-	449

Property, plant and equipment, net	3,301	565	202	64	49	-	4,181

Non current assets	166	12		15	1,664	(1,551)	306

Other assets	166	12		15	1,664	(1,551)	306

Total assets	4,401	1,161	568	150	2,384	(1,990)	6,674

15. Segment information (Continued)

Revenues and net income by segment are as follows:

	Three-month period ended March 31, 2004

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	580	4,134	372	850	1,999	-	-	7,935
Inter-segment net operating revenues	3,532	1,739	89	46	38	-	(5,444)	-

Net operating revenues	4,112	5,873	461	896	2,037	-	(5,444)	7,935

Cost of sales	(1,705)	(5,043)	(495)	(508)	(1,825)	-	5,518	(4,058)
Depreciation, depletion and amortization	(316)	(67)	(23)	(111)	(9)	(7)	-	(533)
Exploration, including exploratory
dry holes and impairment	(88)	-	-	(35)	-	-	-	(123)
Selling, general and administrative expenses	(56)	(198)	(29)	(72)	(122)	(132)	38	(571)
Research and development expenses	(24)	(13)	(1)	-	(1)	(13)	-	(52)

Costs and expenses	(2,189)	(5,321)	(548)	(726)	(1,957)	(152)	5,556	(5,337)

Equity in results of non-consolidated companies	-	6	26	21	-	1	-	54
Financial income (expenses), net	(75)	40	(82)	(131)	(7)	(132)	-	(387)
Employee benefit expense	-	-	-	-	-	(160)	-	(160)
Other taxes	(2)	(8)	(5)	(8)	(13)	(65)	-	(101)
Other expenses, net	(48)	8	(2)	(14)	(2)	(45)	-	(103)

Income (loss) before income taxes and
minority interest and accounting change	1,798	598	(150)	38	58	(553)	112	1,901

Income tax benefits (expense)	(627)	(192)	53	12	(20)	249	(32)	(557)

Minority interest	4	(7)	11	(15)	-	-	-	(7)

Net income (loss)	1,175	399	(86)	35	38	(304)	80	1,337

15. Segment information (Continued)

	Three-month period ended March 31, 2004

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	171	383	84	211	1	-	850
Inter-segment net operating revenues	252	260	7	4	-	(477)	46

Net operating revenues	423	643	91	215	1	(477)	896

Cost of sales	(109)	(584)	(76)	(213)	(1)	475	(508)
Depreciation, depletion and amortization	(88)	(15)	(3)	(2)	(3)	-	(111)
Exploration, including exploratory dry holes
and impairment	(35)	-	-	-	-	-	(35)
Selling, general and administrative expenses	(21)	(12)	(1)	(15)	(23)	-	(72)

Costs and expenses	(253)	(611)	(80)	(230)	(27)	475	(726)

Equity in results of non-consolidated companies	1	6	4	-	10	-	21
Financial income (expenses), net	(87)	(2)	-	-	(42)	-	(131)
Other taxes	(5)	(1)	-	(2)	-	-	(8)
Other expenses, net	(11)	-	2	-	(5)	-	(14)

Income (loss) before income taxes and
minority interest	68	35	17	(17)	(63)	(2)	38

Income tax benefits (expense)	(17)	(3)	-	5	27	-	12

Minority interest	(1)	(1)	-	-	(13)	-	(15)

Net income (loss)	50	31	17	(12)	(49)	(2)	35

15. Segment information (Continued)

	Three- month period ended March 31, 2003

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	654	4,045	245	315	1,784	-	-	7,043
Inter-segment net operating revenues	3,834	1,621	33	52	27	-	(5,567)

Net operating revenues	4,488	5,666	278	367	1,811	-	(5,567)	7,043
Cost of sales	(1,344)	(4,770)	(148)	(260)	(1,649)	-	5,079	(3,092)
Depreciation, depletion and amortization	(276)	(71)	(28)	(27)	(6)	(5)	-	(413)
Exploration, including exploratory dry
holes and impairment	(63)	-	-	(4)	-	-	-	(67)
Selling, general and administrative expenses	(20)	(183)	(33)	(26)	(86)	(112)	-	(460)
Research and development expenses	(24)	(9)	(2)	-	-	(10)	-	(45)

Costs and expenses	(1,727)	(5,033)	(211)	(317)	(1,741)	(127)	5,079	(4,077)

Equity in results of non-consolidated companies	-	10	(18)	19	-	-	-	11
Financial income (expenses), net	(86)	(25)	3	5	(8)	267	-	156
Employee benefit expense	-	-	-	-	(4)	(112)	-	(116)
Other taxes	-	(5)	(1)	(4)	(11)	(46)	-	(67)
Other expenses, net	(95)	(24)	(209)	(3)	25	10	-	(296)

Income (loss) before income taxes and
minority interest	2,580	589	(158)	67	72	(8)	(488)	2,654
Income tax benefits (expense)	(873)	(188)	66	(20)	(27)	(106)	165	(983)
Minority interest	-	(9)	(50)	1	(1)	-	-	(59)

Income before effect of change in accounting principle	1,707	392	(142)	48	44	(114)	(323)	1,612

Cumulative effect of change in accounting principle,	-	-	-	-	-	-	-	-
net of taxes	697	-	-	-	-	-	-	697

Net income (loss)	2,404	392	(142)	48	44	(114)	(323)	2,309

15. Segment information (Continued)

	Three-month period ended March 31, 2003

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	48	116	19	130	2	-	315
Inter-segment net operating revenues	74	176	-	-	-	(198)	52

Net operating revenues	122	292	19	130	2	(198)	367

Cost of sales	(32)	(276)	(15)	(133)	(2)	198	(260)
Depreciation, depletion and amortization	(23)	(3)	-	(1)	-	-	(27)
Exploration, including exploratory dry holes
and impairment	(4)	-	-	-	-	-	(4)
Selling, general and administrative expenses	(7)	(2)	-	(5)	(12)	-	(26)

Costs and expenses	(66)	(281)	(15)	(139)	(14)	198	(317)

Equity in results of non-consolidated companies	-	-	-	-	19	-	19
Financial income (expenses), net	8	-	-	-	(3)	-	5
Other taxes	(2)	(1)	-	(2)	1	-	(4)
Other expenses, net	(1)	-	-	-	(2)	-	(3)

Income (loss) before income taxes and
minority interest	61	10	4	(11)	3	-	67

Income tax benefits (expense)	(21)	-	-	-	1	-	(20)

Minority interest	-	1	-	-	-	-	1

Net income (loss)	40	11	4	(11)	4		48

15. Segment information (Continued)

Capital expenditures incurred by segment for the three-month period ended March 31, 2004 and 2003 are as follows:

	Three-month period ended March 31,

	2004	2003

Exploration and Production	845	501
Supply	248	223
Gas and Energy	39	39
International
Exploration and Production	119	64
Supply	12	3
Distribution	3
Distribution	24	22
Corporate	33	23

	1,323	875

16. Subsequents Events

a)Release agreement between Petrobras Energia S.A. and ENRON CORP. on investments in Compañia de Inversiones de Energia S.A (CIESA)

The stockholders of CIESA, controlling shareholder of Transportadora de Gás Del Sur (TGS) may only sell class A shares representing 51% of CIESA capital, if previously authorized by the regulatory agency and unanimously approved by CIESA stockholders.

In April 2004, CIESA stockholders signed an agreement whereby Petrobras Energia S.A. and Enron Corp. grant each other releases from any and all claims that may arise from or in connection with certain agreements entered into by such parties and their interests in CIESA and TGS.

16. Subsequents Events (Continued)

a)Release agreement between Petrobras Energia S.A. and ENRON CORP. on investments in Compañia de Inversiones de Energia S.A (CIESA) (Continued)

Additionally, in order to provide the flexibility necessary to progress with the restructuring of CIESA’s financial debt, the agreement also provides for the transfer, in stages, of certain shares issued by TGS and by CIESA. In the first stage, Enron will transfer 40% of the shares issued by CIESA to a trust to be formed or to an alternative entity; and Petrobras Energia will transfer its TGS class B common shares (representing 7.35% of the outstanding share capital of TGS) to Enron. In the second stage, Enron will transfer its remaining outstanding interest in CIESA to the trust mentioned above or to an alternative entity, subject to the simultaneous transfer of the TGS class B common shares issued by CIESA (representing approximately 4.3% of TGS capital) to Enron. Under no circumstances will Petrobras Energia hold, directly or indirectly, more than its current 50% shareholding in CIESA or hold a controlling interest in CIESA.

The transfers are subject to several conditions, one of which is approval by the Argentine gas regulatory agency (“ENARGAS”).

b) Funding by PESA

On April 30, 2004, Petrobras Energia S.A. placed the second issue of medium term series R Notes, in the total amount of US$ 100 (new class R Notes), which will form a fungible series with the medium term Notes issued on October 31, 2003, in the amount of US$ 100. The new class R Notes will mature on October 30, 2013, with interest payable annually at 9.375%. The proceeds will be used to settle existing liabilities.

c) Execution of an amendment to the Junior Trust Certificates

In May 2004, PFL and the PF Export Trust, executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. In March 31, 2004 these Junior Trust Certificates amounted to US$ 300 and was recorded as marketable securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2004

PETRÓLEO BRASILEIRO S.A – PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.